

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, NH 03801

> **Re:** **Planet Fitness, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 25, 2015**
> **CIK No. 0001637207**

Dear Mr. Rondeau:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please provide us your analysis as to whether the securities being offered for resale have already been sold to the selling stockholders. Please refer to Securities Act Sections Compliance & Disclosure Interpretation 134.01 for guidance.

Industry and market data, page ii

4. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. For example, we note on page ii that in some cases you rely on and refer to third party data and on page 3 that you disclose a the third-party consumer study that you commissioned in the fall of 2014.

Prospectus summary, page 1

Our Company, page 1

Fitness for everyone, page 1

5. We note your disclosure on page 1 that you are "one of the largest and fastest-growing franchisors and operators of fitness centers in the United States, with a highly recognized national brand." Please disclose here how you are measuring your size relative to other fitness centers, for example, by number of members.

6. We note your disclosure here and elsewhere in your filing of system-wide sales. Since the franchisees' sales are not your revenues and you did not generate them, please also provide a discussion of your revenues recognized in accordance with GAAP. Your discussion should be balanced by providing details of what proportions represent your revenues versus franchisees' revenues, respectively, along with the impact on your royalty revenues generated. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

7. Refer to the third paragraph where you disclose four-wall EBITDA margins. Please also disclose the most comparable GAAP profitability measure, as well as providing a cross-reference to the computation of the non-GAAP measure of four-wall EBITDA margin and EBITDA margin. Please revise throughout the filing where these measures are disclosed.

8. Refer to the charts for total stores, total membership, and system-wide same store sales growth. Please include clarifying language that such charts are inclusive of both corporate-owned and franchised owned stores, and provide charts for your corporate-owned store data of total stores, total membership and corporate-owned same store sales, similar to the charts for total revenue and adjusted EBITDA. Please also include a chart for the most-directly comparable GAAP profitability measure, which we assume is net income. Please revise throughout the filing where such data and charts are presented.

Our growth strategies, page 5

Increase brand awareness to drive growth, page 6

9. Please disclose the amount your franchisees spent on local marketing in your most recently completed fiscal year. We note your disclosure on page 4 that you and your franchisees spent over $150,000,000 on marketing since 2011, including both your National Advertising Fund and franchisee local marketing, and your disclosure here that you spent $21 million from your National Advertising Fund in 2014.

Grow sales from fitness equipment and related services, page 6

10. Please disclose the membership renewal or retention rates at your company stores and your franchisees. We note the statement that you believe that regularly refreshing equipment enhances renewal rates from existing members. We also note the statement on page 91 that raving members are the pillars of your success.

Our Structure, page 7

11. Refer to the carryover paragraph at the top of page 8 and Class B common stock to be issued to the Continuing LLC Owners. Please expand to explain what is meant by no economic rights. That is, disclose if this means such holders have no right to receive any distributions or dividends, whether cash or stock, in connection with their Class B common stock.

Our sponsor, page 9

12. Please include a brief discussion of your agreement with TSG regarding the number of TSG-designated directors you are required to have based upon TSG's ownership of your shares of Class A Common Stock, the effect of the corporate opportunities section of your certificate of incorporation, and briefly summarize the potential conflicts of interest associated with having controlling shareholders within your corporate structure in this section.

The offering, page 11

13. Refer to the discussion under Exchange and redemption rights of holders of Holdings Units on page 12. We note that the Continuing LLC Owners may require Pla-Fit Holdings, LLC to redeem or exchange all or a portion of their Holdings Units for newly issued shares of your Class A common stock. Disclose if the redemption or exchange is solely at the option of the Continuing LLC Owners, if the redemption may be in the form of cash or common stock, and who determines the form of consideration. To the extent the form of consideration is not at your discretion, we would expect the pro forma balance sheet to reflect the redeemable Holding Units or noncontrolling interests, held by

the Continuing LLC Owners as mezzanine equity. Please advise and disclose accordingly here and in footnote (3) to the pro forma balance sheet on page 59.

14. Please explain how the Direct TSG Investors will obtain and dispose of their Holding Units and for what consideration in each case. It appears that currently the Direct TSG Investors hold interests in "a predecessor entity to Planet Fitness, Inc." and that prior to completion of the offering the Direct TSG Investors will own all shares of your Class A common stock, but on page 13 you refer to the Direct TSG Investors' purchase of Holdings Units for cash from a prior seller.

Risk factors, page 19

Risks related to our Class A common stock after this offering, page 37

15. We note that your organizational structure appears to confer certain tax benefits upon holders of your Holding Units that may not benefit Class A common stockholders to the same extent or at all. To the extent material, please describe the risk that such an offering structure may impact the future trading market for the Class A common stock.

The recapitalization transactions, page 46

Organizational structure following this offering, page 46

16. Please clarify how the company will manage the business of Pla-Fit Holdings, LLC following the offering. Please discuss, for example, whether the company will have any executive officers or employees or if all such functions will reside at the Pla-Fit Holdings, LLC or other subsidiary levels. To the extent the holding company will only have a board of directors, please clarify that point.

Use of Proceeds, page 50

17. As it appears you have no specific plans for the proceeds that you will pay to Pla-Fit Holdings, LLC, please discuss here the principal reasons for the offering or quantify the anticipated uses of the proceeds which you or your subsidiaries will retain.

18. Refer to the third paragraph. We note you also intend to use the net proceeds of this offering to purchase issued and outstanding Holdings Units from certain Continuing LLC Owners. Please explain here and expand the disclosure under The Recapitalization Transactions on page 47 to discuss whether the issued and outstanding Holding Units to be sold by certain Continuing LLC Owners to you are currently included within all of the Holding Units held by all Continuing LLC Owners prior to the offering. Disclose whether the certain Continuing LLC Owners are employees and directors or are related to investment funds affiliated with TSG. Expand the disclosure to explain the reason for Planet Fitness acquiring the Holding Units from certain Continuing LLC Owners in this

manner, i.e., acquiring them in the form of cash consideration in connection with the offering, rather than Pla-Fit Holdings, LLC, allocating these Holding Units to you in the Reclassification. Please tell us the consideration given to disclosing this transaction as a cash distribution payable to certain equity unit holders in the pro forma financial statements.

Dividend Policy, page 51

19. We note the disclosure in the last paragraph that on March 28, 2014, the board of managers of Pla-Fit Holdings, LLC declared a cash distribution of $173.9 million to holders of Class T Units and Class O Units. As such distribution exceeds the earnings for the fiscal year ended December 31, 2014, we believe that pro forma earnings per share data should be presented for the year December 31, 2014 on the face of the historical statements of operations which gives effect to the number of Class A common shares whose proceeds would be necessary to pay the distribution (but only the aggregate amount that exceeds earnings for the preceding twelve month period). A footnote to the historical financial statements should explain this pro forma presentation, including the number of shares used in the pro forma per share computation. Please refer to SAB Topic 1(B)(3).

Unaudited pro forma consolidated financial information, page 56

20. We note from the discussion in the fourth paragraph under the heading "Our Structure" on page 7 that Planet Fitness, Inc. will be the sole managing member of Pla-Fit Holdings, LLC and will operate and control all of the business and affairs of Pla-Fit Holdings, LLC and its subsidiaries. Please explain in the notes to the pro forma financial information how the transaction in which Planet Fitness, Inc. will acquire control over Pla-Fit Holdings will be accounted for in these pro forma financial statements. Also, given that Planet Fitness will have a minority economic interest in Pla-Fit Holdings, LLC, please explain in the notes to the pro forma financial information the nature and terms of the agreements which will provide you with control over Pla-Fit Holdings, LLC, in order to consolidate this entity.

Notes to unaudited pro forma consolidated balance sheet as of December 31, 2014, page 59

21. Refer to balance sheet pro forma adjustments (2) and (3). Please include a table that presents the total number of shares of Class A common stock and Class B common stock to be issued to the Continuing LLC Owners and Direct TSG Owners, respectively, in the recapitalization transactions, and the number of Class A common stock to be issued in the IPO. In addition, please disclose the number of Holding Units to be held by you and those to be held by the Continuing LLC Owners in Pla-Fit Holdings, LLC.

22. Refer to balance sheet pro forma adjustment (6). Please expand to disclose the amount of expense under the management services agreement with TSG recognized in the historical

statement of operations for the year ended December 31, 2014, and explain why no separate adjustment has been made to the pro forma statement of operations, to the extent a revised or new agreement will be entered into, for the impact of any material difference had a new agreement been in place as of January 1, 2014. In addition, describe whether the pro forma balance sheet adjustment amount solely represents the termination fee of the management services agreement.

<u>Notes to unaudited pro forma consolidated statement of operations for the year ended December 31, 2014, page 62</u>

23. Refer to footnote (1) adjustment explanation. Please expand to explain why equity-based compensation expense will result when the Holding Units are issued to replace the Class M Units granted to employees of Pla-Fit Holdings, LLC. In this regard, explain whether this occurs in the recapitalization transactions separate from the IPO transaction, and why no similar equity-based compensation expense results from the exchange or replacement of the Class T Units and Class O Units. Further, since no historical compensation expense was previously recognized on the Class M Units that vested during 2014 due to a liquidity event not having occurred (see Note 16 on page F-36), please explain why a pro forma expense adjustment is now appropriate. Disclose how the equity-based compensation amount was determined, that is, what is the basis used to determine fair value of the awards that vest. Please also tell us why this adjustment amount has not been separately included in the Recapitalization transactions column on the pro forma statements of operations on page 61.

24. Please also expand footnote (1) adjustment explanation to include the relevant portions of three paragraphs under Equity-based compensation, on page 88 of MD&A, relating to the Class M Units. We note that eighty percent of the awards vest over five years of continuous service while the other twenty percent only vest in the event of an IPO, and that in connection with the recapitalization transactions, all of the Class M Units will be converted into Holding Units and will still be subject to their existing vesting requirements, as also described on page 121. The disclosure in the pro forma financial statements should provide additional details as to why this adjustment is appropriate.

25. Please tell us how pro forma balance sheet footnote (4) adjustment relates to this pro forma statement of operations footnote (1) adjustment in terms of vesting under the 2013 Performance Incentive Plan and the Class M Units in connection with the offering.

26. Refer to footnote (4) adjustment explanation. Please expand to explain the reason why upon consummation of the offering, the noncontrolling interests' ownership in Pla-Fit Holdings will be diluted.

Management's discussion and analysis of financial condition and results of operations, page 68

Composition of revenues, expenses and cash flows, page 68

Cash Flows, page 69

27. Refer to the third sentence in the first paragraph relating to royalties. Please further
clarify what is meant by the statement that "Royalties are deducted from membership
billings for our franchisee-owned stores." In this regard, please explain the cash flows
process of receiving royalties from your franchisees. Clarify if the franchisee is
responsible for membership billings and collections relating to franchisee-owned stores.
Reference is also made to the first sentence under Average royalty fee percentages for the
franchisee-owned stores on page 74. Please describe whether Planet Fitness, Inc. has the
centralized responsibility for maintaining membership records, annual and monthly
billings, and collections for both corporate-owned and franchisee-owned stores, and is
thereby able to use the various key measures, as discussed on page 71, for determining
how your business is performing on both a corporate-owned and franchisee-owned basis.

Our Segments, page 69

28. See your table presentations and discussions of operations for the December 31, 2012
combined basis period. Please revise to separately present and discuss the Predecessor
and Successor audited stub periods for the year 2012. As the 2012 combined basis is a
mathematical computation of two different stub periods with different basis of
accounting, it does not represent your GAAP results of operations for a full year, as you
appropriately describe in footnote (1) to Summary consolidated financial and other data.
To the extent you choose to include this year end data in addition to the above requested
GAAP data, please instead label it as unaudited supplemental pro forma financial
information and provide a detailed description of the material adjustments made, and
limit the presentation to revenue and operating costs. You should disclose why you
believe such pro forma presentation is useful to both management and an investor. The
pro forma financial information, if presented, should be prepared pursuant to Article 11
of Regulation S-X.

Same store sales, page 72

29. We note you present in tabular format both quarterly and full year same store sales.
Please further clarify your definition of same store sales base. In this regard, it appears
you are indicating that a store, either corporate-owned or franchisee-owned, would have
had to be open for at least 12 months and concurrently have had at least 12 monthly
membership billings in one calendar year as compared to the same criteria for the prior
calendar year. If so, please include this added disclosure, and if possible, disclose the
number of corporate-owned and franchisee-owned stores that met this criteria for the
years ended December 31, 2014, 2013, and the stub periods ended December 31, 2012

and November 7, 2012. Similarly, for the quarterly same store sales data, describe how you determine the quarter over quarter sales comparisons.

Net member growth per store, page 73

30. Please include a discussion of your corporate-owned stores membership churn rate. In this regard, please discuss your membership renewal rate and your termination or forfeiture rate of memberships for each year. Clearly explain whether your membership growth and the increase in corporate-owned revenues are a result of membership retainment through renewals, new members joining existing locations, or by the expansion of corporate-owned stores in new geographic locations.

Non-GAAP financial measures, page 74

31. Refer to the second paragraph. As Segment EBITDA is considered to be your primary profitability measure as used in your GAAP audited financial statements pursuant to ASC Topic 280-50-22 through 50-29, please clarify in this paragraph that such measure is not considered a supplemental financial measure. Refer to Question 104.01 of the C&DIs on Non-GAAP Financial Measures. In addition, please include in MD&A under results of operations, a discussion of the reconciling items in determining Segment EBITDA for each of your three business segments, pursuant to Question 104.02 of the C&DIs on Non-GAAP Financial Measures.

Letter from Chief Executive Officer Chris Rondeau, page 91

32. Please disclose how you are able to have "minimal staffing" as noted in the third paragraph and also a sufficient number of staff to "offer unlimited free fitness instruction" as disclosed on page 1.

Business, page 92

Our Growth Strategy, page 96

33. We note that your franchisees have signed ADAs to open more than 1,000 additional stores, including approximately 500 over the next three years. Please disclose when the ADAs specify that the remaining 500 stores will be opened.

Membership, page 98

34. Please briefly describe how corporate staff pay is structured based on cleanliness. We note your disclosure that your corporate staff is paid not based on commission but based on store cleanliness.

Our Stores, page 99

35. Please revise to disclose the number and location of stores as of the most recent practicable date, indicating which stores are company stores and which stores are franchisees. In this regard, we note that as of December 31, 2014, it appears that you had only 1 store in Canada. However, on page 107 you disclose that you have "a limited number of stores" in Canada.

Store Model, page 101

36. We note your disclosure regarding the store-level profitability of your franchisees in 2013. Please disclose how you selected the 200 stores used for your calculations and tell us why you believe this information from 2013 still accurately represents current profitability levels.

Financial Statements, page F-1

Pla-Fit Holdings, LLC and subsidiaries, page F-6

Consolidated Statements of Operations, page F-7

37. Please tell us what consideration you gave to reporting costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03(b)(2) of Regulation S-X.

Note 2. Summary of significant accounting policies, page F-12

(e) Revenue recognition, page F-14

38. For membership dues revenue for corporate-owned stores, please revise to clarify how membership dues are recognized over the membership term, for example on a straight-line basis or some other method.

Note 19. Segments, page F-39

39. Please quantify for us the amounts of depreciation and amortization for corporate-owned stores for each period presented in the tables on page F-41.

40. Please revise to report the revenues from external customers for each product and service or each group of similar products and services. For example, we note you earn revenues from the sale of equipment, service revenues from the installation of equipment, revenues from corporate-owned membership fees, royalties and franchise fees from franchisees, vendor commissions, and retail sales from corporate-owned stores. Refer to ASC 280-10-50-40.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: David A. Fine
        Ropes & Gray LLP